Filed by Cerberus Telecom Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Cerberus Telecom Acquisition Corp.

Commission File No. 001-39647

Cowen 49th Annual Technology, Media & Telecom Conference

KORE Wireless Fireside Chat Transcript

June 3, 2021

<<Lance Vitanza, Analyst, Cowen and Company>>

Welcome everybody. I’m Lance Vitanza, senior equity research analyst covering TMT at Cowen. Thanks for joining us at our 49th Annual TMT Conference. I am very excited to have with us this morning, KORE Wireless, a private company that is in the process of coming public through a SPAC transaction.

And with me today, I have the CEO and President, Romil Bahl and then also the CFO, Puneet Pamnani here with us. Gentlemen, thank you very much for being with us today. It’s a pleasure to have you.

<<Romil Bahl, President and Chief Executive Officer>>

Yeah. Thanks for having us Lance, appreciate it.

<<Lance Vitanza, Analyst, Cowen and Company>>

And maybe if we can get rid of the disclaimer, it might make things feel a little bit bore. And great, well so look, we’ve got a lot to get to and not a lot of time I could use an hour and we have less than 30 minutes so. But before we get into the guts of the business, could you just spend maybe a minute or two on kind of where we are process-wise, timing-wise with respect to the SPAC and when can investors look forward to a publicly trading KORE Wireless?

<<Romil Bahl, President and Chief Executive Officer>>

Yeah, you know look. So fortunately things have been moving forward very, very smoothly with our process and our timing worked out really well, despite some of the rule changes and stuff that folks might’ve heard about. We’ve always said Q3, but we’re now relatively optimistic that it’ll happen in July. I mean, there’s some chance could happen later this month, it really depends on this second round of SEC comments and questions that we’re expecting really any day now.

And I mean, we may actually have an active S-4 when that comes back, but I’m told that we’ll probably at least have one more round before the S-4 goes active and we can go to shareholder vote.

<<Lance Vitanza, Analyst, Cowen and Company>>

So then basically if I understand the sequencing, you’d get the S-4 squared away, then you set the date. You don’t have a date for a shareholder vote yet, probably don’t have a ticker yet, but all of those things follow in due course, it sounds like.

<<Romil Bahl, President and Chief Executive Officer>>

Yeah. I mean, look, the shareholder vote has to happen two weeks after the S-4 goes active. So the part that’s unknown is just the review with the SEC and going active. So we do not have a date yet. The ticker symbol likely to be KRE, it’s pretty simple and you know CTAC trades on the New York Stock Exchange and one day sort of CTAC will stop trading and KORE will take over it.

<<Lance Vitanza, Analyst, Cowen and Company>>

So, and to that point, right, so if I buy a share of CTAC today, I’ll own a share of KORE tomorrow. And I think there’s 90.3 million pro forma shares, this is just from the public slide decks that you’ve put out, so that’s at 10% that’s a $900 million equity market cap, I believe you’re going to have about 110 million of net debt, so roughly $1 billion enterprise value. So what is that in terms of implied valuation relative to, I don’t know what do you look at revenue, EBITDA both neither?

<<Romil Bahl, President and Chief Executive Officer>>

Yeah. I mean, look the – I mean, we’re certainly an EBITDA type story. I guess we would say at this point in our development, but yeah, look I mean, your numbers are exactly right. So $90.3 million, $110 million net debt. For precision, the pro forma valuation is $1.014 billion, which is just a smidge over 15 times the adjusted EBITDA that we have forecast for next year 2022.

And it’s sort of less than five times revenue last year’s revenue, right. And so I’d say it’s a relatively modest valuation given that the competitors half our size are going at 30 times and 40 times EBITDA in the private market so we feel like it’s a very fair valuation with a bit to run.

<<Lance Vitanza, Analyst, Cowen and Company>>

And not to jump again here, but you talked about the trailing revenue, but you just reported again, public information, you just reported a very strong first quarter, did you not? And doesn’t that suggest that revenues for 2021 are going to be not only well ahead of 2020, but also higher than you initially expected?

<<Romil Bahl, President and Chief Executive Officer>>

Yeah. I think that’s a – at this point that’s a very safe assumption. Lance, we set these numbers up to make sure we didn’t stumble coming out of the block going public and, you know the first, I’ll say six to eight quarters for sure our set up, would that sort of under promise and over deliver mentality in mind that Puneet and I both lived by the three odd companies we’ve worked with them together.

So yeah, so we did just announced a record first quarter of a little over $55 million and between that and the strength of business and some solutions wins recently that we also put out in the press release, I suspect that it’ll be, official audits are seasonally adjusted kind of lowest quarter of the year anyway. But I suspect that will be the only quarter that won’t be over $60 million. So we should comfortably meet what we’ve put out there for 2021.

<<Lance Vitanza, Analyst, Cowen and Company>>

Okay. So let’s talk a little bit about the sponsorship here, Cerberus, Tim Donahue obviously everybody knows Tim Donahue from Nextel. Does he – you know, beyond the name, do these relationships, do they add anything strategic to the company or is this just a good vote of confidence?

<<Romil Bahl, President and Chief Executive Officer>>

Yeah, no look, so first of all I’d say that we have real optimism about the industry connectivity, credibility, et cetera, that Tim brings us, but really widely the CTAC Board of Advisors brings us several of whom are going to be on our board going forward as the new Pubco. And then even beyond that, the broader Cerberus organization, right. So they have as folks may be aware a vibrant operating advisory council and a competitiveness council with some of the best CTOs in the industries that we are targeting.

And so that was indeed probably the biggest reason, we were so impressed when we met the CTAC team, when they reached out to Abry and said, hey, we’d like to take a look at KORE. I mean, to be honest, I didn’t give us much of a chance to be the asset they would select for their very first SPAC of this franchise. When we started, they were looking at over a hundred companies and then they narrowed them down, I think to five or six companies where they did diligence and somehow we were sort of last man standing, so to speak.

So yeah, it’s a pleasure to do business with these guys, with the caliber of folks, like Tim. Tim himself will be Lead Independent Director on our board going forward. So I’m looking forward to working with them. And yeah, certainly look he has forgotten more about telco than I’ve learned these last few years.

<<Lance Vitanza, Analyst, Cowen and Company>>

And then one other one I have to ask you about is Koch Industries. Now they came in during the pipe transaction, but subsequently I saw them that, they put out a blog posting that suggested that they might be much more involved in the company from a customer standpoint. It sounded like that they were thinking about using core connectivity too really to throughout their industrial footprint. And I’m just wondering, could you talk a little bit about that relationship and what KORE – well, I’m sorry, it was Koch, were they already a customer before the SPAC. Is that how they cut into the SPAC or is it no, they came in through the SPAC and now they are becoming a customer?

<<Romil Bahl, President and Chief Executive Officer>>

Yes, now look, we did not know Koch, so let me actually go back to the strategic rationale about going public in the first place for a minute Lance. Look, I mean, I talked about the fact that we were attracted to the credible sponsor that Cerberus clearly is. And then of course we love the Board of Advisors that they had around the CTAC entity, the SPAC itself. But the two major reasons for us to be considering going public is first of all, the financial flexibility, this gives us, I mean, our board has talked about going public as a strategic alternative for over three years at this point, May, 2018 actually, literally three years ago it was the first time we had that conversation with some of your bankers interestingly enough, Lance.

And so we always knew that with the recurring revenue model, with this fantastic revenue visibility that we have, that this business was built, could be public. And several of us around the leadership team, not just Puneet and myself have public company experience before, but my first CEO Job was a public company. So you say one of the big reasons is financial flexibility, because every dollar is going to pay down debt, every dollar that we’re raising from the pipe, which by the way, we up-sized to 225 million, we started out looking for about 150 million, Koch Industries came in specifically Koch Strategic Platforms Group. I think they wanted the whole pipe. We said, yeah, we’ll give you a part of it anyway and then we upsized it, but every dollar is going to pay down debt.

So that was a 0.1%, is get the financial flexibility to accelerate investments into the business, to accelerate inorganic activity and deliver on the promise that we’ve not tested with our strategy these last three years. And the other big reason is the visibility and sort of brand positioning, if you will, that going public affords you. And Koch is exactly an example of that. I mean, they have a big presence here in Atlanta where we’re headquartered, but for whatever reason, we haven’t really had any traction with them.

They came in from their Strategic Platforms Group, like what they heard, they had two follow-up calls with us during the pipe process itself, like what they saw and look at, you haven’t seen the end of it. You’re going to see another press release coming out relatively soon, where Koch picks us as the kind of IoT enabler partner across the entire portfolio of companies. We’re talking to over a dozen of their companies right now, so very excited about that relationship.

<<Lance Vitanza, Analyst, Cowen and Company>>

Great. Okay. So now we can get into the business with that stuff out of the way. You know, you guys are the first company that I’ve come across that is more or less a pure play on the growth of connected devices. And I suspect that there will be more over time, but you seem to have a real head start. Can you just give us a quick overview of what – how did you find your way into this opportunity and why you find it so exciting and how quickly do you expect others to follow?

<<Romil Bahl, President and Chief Executive Officer>>

Yeah. So yeah, it’s a great start off Lance, thanks. So first of all we learned a lot about IoT at the last company. We, Puneet and I were at, we were at a company called Lochbridge in Detroit, which we ended up pivoting car towards the connected car space and sort of sold to a strategic buyer in the middle of 2017. And so when KORE was introduced to me and I had met Abry before and when they introduced the company and said, hey, look, we’ve got a bit of an IoT asset sitting right there in Atlanta, in your backyard. You got to take a look at this.

I found my excitement building, as I learned more about the business. Now, you know, make no mistake, it was a pure IoT connectivity business and we had a bit of work to do to deliver the value proposition and the thesis that KORE had started to build towards and done a series of acquisitions towards, et cetera. But one could see sort of in the mind’s eye that the company had a lot of potential for this decade to come.

I like to say this and I think your audience will appreciate it, Lance. The last decade, there isn’t really much of a doubt that IoT just has lived in sort of hyper land for two hawk, we never really got to the 20 billion and 25 billion connected IoT devices by the end of 2020, as many analysts said back in 2010, right? We got the 12 billion. We’ve learned a lot along the way. We’re ready to accelerate now and take global deployments what used to be regional proof of concepts and prototypes types of projects, so that’s exciting.

And so what we’ve been doing is really taking fundamentally a leading IoT connectivity proposition, strengthening it, investing into it, doubling down into it, but equally adding capabilities across what we now call connectivity solutions and analytics. That really make us one of a kind pure play solution enabler that, when an investor invests in us, you’re not making a bet on any one use case on winning any race to be the next best remote patient monitoring, either next best continuous glucose monitoring guy, you’re making a bet on a company, on a set of trends that we know is going to happen with eSIM and 5G and all these massive drivers, IoT is going to expand massively over the next decade.

We think it’s going to be up to 75 billion connected devices by 2030. And so what we’ve been really doing the last three years Lance, is positioning the company to take advantage of this inexorable trend towards a fully-connected planet.

<<Lance Vitanza, Analyst, Cowen and Company>>

So as you do that, what are the implications on margin profile? I mean, let’s be clear, connectivity is a good business, right? So it’s not like – and correct me if I’m wrong here, but this isn’t a defensive move. This is, let’s add and attack even a wider array of business opportunities. So are you going to be using partners or to what extent, I guess I should ask, will you be using partners and therefore, does the business necessarily become lower margin profile, even as the revenues grow? What should we expect there?

<<Romil Bahl, President and Chief Executive Officer>>

Yeah. And look it’s obviously, a great question in a dynamic sort of situation, but let me actually – I think that’s a great correction to provide many people just assume, because we’re excited about solutions and our solutions line of revenue has grown and it used to be zero percent, right? It’s a new business.

In 2018 we were a 100% connectivity revenue business and now we’re 26% as of 2020 and it’ll be more in 2021. And in fact while our base case, which is the forecast we put out in our documentation, sort of I’ll say only has us getting to $414 million. We hope to be much closer to $1 billion in the upside case. And in that upside case apart from inorganic activity, M&A activity, that would support that kind of growth. We see solutions growing much faster and in fact, maybe even hurtling past 50:50 as the mix changes over these next few years.

So when people hear us talk about all that excitement in IoT solutions, I just assume that we’re going up the value curve or sort of running away from connectivity. So it’s a great edit that you provided there, good correction, but that’s not the case. In fact, connectivity is a great business. We delivered 60% gross margin, Puneet and the team believed there’s additional opportunity there to continue to optimize the way we price and the way we source. So look while there’s always downward pressures in any tech field we’re optimistic about conductivity and some of the recent investments we’ve made actually strengthened our connectivity proposition.

We control our destinies more we have our own core – cellular core network core with the C, just to be confusing with KORE with the K, its part of our IP. And yeah, and then finally, on the broader IoT solutions, I look here’s the fundamental problem customers have. It is too bloody complicated to get an IoT solution launched. We need an average of 18 partners is what the consulting firm said in their report back five years ago. Cisco also about four or five years ago, put a report out that said over the first half of the last decade, something like almost two-third of prototypes and proof of concepts were failing. And so you sit back from that, with your core, right, as we did, and we said, the trick here is to take over 10,000 used cases we have served over the 20 years we’ve been in machine-to-machine M2M and then IoT.

Since before the term IoT was being used, we’ve seen a thing or two. And so let’s apply that knowledge to help our customers adopt IoT more effectively. Let’s take a 18-month time to market on an IoT solution and bring it down to 18 weeks, not sure if we can always, but aspirationally that’s what we’re about, come to core and you get the one-stop shop experience. Now we can’t do everything. So yes, we will have partners and we tell our customers that transparently. In fact, we overlay it right on this wonderful seven-by-seven chart that we use to depict our customer’s journey to launch an IoT solution and we say, here’s the things that we do on our own. Here’s the thing we do with partners, and there’s some things that we completely outsource because it’s just the right thing to do.

So anyways, so yeah, it’s a transparent dialogue with the customer. It’s about becoming their trusted advisor, about giving them a view into what’s coming around the corner, making sure they get to market on time and have a great experience with IoT, because when they’re successful in growth, we grow with them. And our customers are growing over 20% a year right now, which is a fantastic place to be. I mean, we literally just keep these customers and we grow 20% models.

<<Lance Vitanza, Analyst, Cowen and Company>>

So, and to the point of, I mean, I would assume that as you continue to add a wider assortment of services to your customers, then customer stickiness improves, but, I think is it fair to think that, I mean, what is that – isn’t there already some stickiness on the connectivity side, just given the underlying economics and the cost of a truck roll to replace devices and so forth. I mean, that business is already been pretty stable, has it not?

<<Romil Bahl, President and Chief Executive Officer>>

Yeah. Yeah. No, it slip the revenue visibility and that 90% average visibility that we talk about in our document for the next three years. The 91% plus recurring revenue for 2020 and those things happened because of exactly that dynamic you talk about. Which is the once we deploy a device on behalf of a customer, once that SIM card is out there and sort of active, it’s pretty much guaranteed that for the lifetime of that device we will get the revenue off of that. Why? Because, like you said, the truck roll could be $100, could be as much as $200, depending on the complexity of getting a crew out there to change the equipment, to change the SIM card, and you’re not going to do that just to save some $0.10, $0.20 a month on connectivity ARPU, is just no business case to do it.

And so that provides a level of stickiness in terms of revenue longevity, and visibility. The stickiness with the customers is far more because of the very value proposition in conductivity, which we sort of lovingly call the multi right? So multiple devices and technologies in multiple countries and regions of the world and multiple conductivity protocols and various, we want satellite, we want Laura, we want cellular, it doesn’t matter to us. We’re here to make it work. We’ll bring it down to one platform. The complexity of trying to ship a connected product, like a washing machine to 50 countries means you probably need to have 100 contracts with 100 carriers. It’s just, it’s one of those IoT proof of concepts that doesn’t come out of the gate, it’s too complex. So we help you bring all that down to one screen, one number to call, one bill and by the way we provide VPN tunnels for security into enterprise data warehouses. I can provide APIs to anything, to any of your products. You can just use your own order management system to order SIMs from us.

So every time we do one of those things, there’s more and more tentacles sticking, right – making us sticky with our customers. Now you add a ton of managed services and analytics services to that. You get to the point, like our Number 1 customer, the case study in the investment deadlines where they just send us to PO and we take over from there and configure. We get their devices from the third-party manufacturer. We configure them. We test the conductivity. We lock it down with MDM. We stage it. We kill it. We ship it. We support it. We handle returns if needed or changes if needed, and that ease of adoption of literally just saying, here’s my forecast for next quarter, please get this done. And we take care of the rest of it. Now I’m just an extension to your operation, right? I mean, forget stickiness, you can’t cut your arm off, right.

<<Lance Vitanza, Analyst, Cowen and Company>>

So, I know that you’ve talked about not making a bet on any one IoT application, but you are targeting specific verticals and healthcare obviously connected health, remote patient monitoring is a big one for you guys. Maybe talk about what is sort of, I mean, is this just the sort of you’re going where the dollars are, or are there – are there specific attributes of your business that lend to being in certain verticals and therefore, do you need to – how does that play out as a wider array of industries ultimately embrace IoT?

<<Romil Bahl, President and Chief Executive Officer>>

Yeah. No, it’s a great question. And it is going where the money is. What do you always say, Lance? You say at that – that’s the really sudden thing, right? It’s, yeah, I mean, look I mean, we make it our business to study the market, to study the trends, to figure out where things are going and make sure we’re making bets where we think dollars are going to go in. So the used cases that we have selected to focus on in the five industry sectors that we’re increasingly focused on as a business, spend actually over 90% of IoT dollars were spent there last year. To be conservative we’re saying going forward, we think it will be over 80% at least for the next sort of five-year period; but that’s pretty darn good place to start, right.

So let’s look at IoT and how it’s evolved. People would argue, and I would agree that telematics and fleet and connected car and all those sorts of things will – was where it all started, right. And then connected health was coming along anyway, because God knows healthcare, especially in this country needs help and needs more efficacy and efficiency and all of that. And so it was coming along really fast. Anyway, it was our fastest growing industry anyway, and then the pandemic happened. And in 15, 16 months of the pandemic, we’ve got 15, 16 years of adoption in connected health, and so it became our largest – became one-third of our revenue last year.

And the next thing we’re focused on our industrial IoT, which some people think will be half this market when we’re eight or nine connected devices per person on the planet kind of thing in 10 years. We’re focused increasingly on communication, service providers, and then finally on asset monitoring because there’s an inexhaustible push to connect every asset. I mean, there is now a cost base of devices and technologies, Lance, where it’s okay to think about connecting a lawnmower, right. Every light will be connected, right. And when you get to that stage of 75 billion devices we think asset monitoring has a great future in front of it.

<<Lance Vitanza, Analyst, Cowen and Company>>

So I guess, one of the questions I’m thinking about though is just to take one industry avionics, which I don’t think is a big user of IoT today, but the experts are suggesting that over time that becomes a $10 billion marketplace. Is it safe to assume that when it’s a $10 billion marketplace, KORE will be there or again, are there reasons that you just don’t line up well with those other verticals?

<<Romil Bahl, President and Chief Executive Officer>>

Yeah. And look, I mean, if the market is truly going to be in that range, I think it’s actually a fair assumption that we will play at some level, right? If nothing else, with our bread and butter connectivity services and so forth, that doesn’t need the industry expertise per se to provide a more holistic set of services around it. So it’s certainly fair to say we’ll play whether or not it will individually make it through the rather difficult NRR test that Puneet puts us all through every year to make sure our investments are going to the right places. I couldn’t exactly guarantee that today, but we’ll be looking at it.

<<Lance Vitanza, Analyst, Cowen and Company>>

Got it. Okay. So now we have arms around the opportunity, let’s talk a little bit more of the nuts and bolts and specifically supply chain is obviously a big topic these days. How would you describe your sourcing and procurement apparatus? How are you handling global component shortages? Are those an issue for you? They seem to be an issue to some extent for everybody, and maybe we can start there?

<<Romil Bahl, President and Chief Executive Officer>>

Yeah. Look, I got to tell you we’ve been very fortunate compared to many, right. I mean, I think in February last year we went to work from home. And in the first half of March last year, we were starting to get, make sure our orders were ahead of time that we were conserving cash in some areas, but putting more into stock. We’ve got a diverse group of suppliers anyways, so there’s not like a lot of if you will dependence on any one vendor. And so that diversity in our strategy and getting on top of it early has alleviated pressures for us for the most part, really insulated us from these problems.

Now, some of our customers are less fortunate. Haven’t been able to get their devices that they’ve ordered on their own and that sort of thing, and that slowed down deployments in some areas equally other areas continue to be very hard for us. And so again, that diversity just plays for. So, I mean, if you just look at the pandemic experience, right. I mean, we were concerned as everybody was back in March last year, and then we came out of the year comfortably ahead of the pre-pandemic budget because the industries that accelerated, remote, everything, remote education and everything like that, connected health like we talked about, made up for the areas that slowed down.

<<Lance Vitanza, Analyst, Cowen and Company>>

Okay. We’re – we only have another couple of minutes. I have a ton of questions, but let me switch to gears to go to some of the questions that have come in from the participants.

<<Romil Bahl, President and Chief Executive Officer>>

Yeah.

<<Lance Vitanza, Analyst, Cowen and Company>>

Here’s a question about the sunsetting of 2G, 3G networks. I was actually going to ask you about that myself anyway. But I guess, so the question I’m looking at, to what extent is this been pressuring results? And if it has been, is it possible to forecast or predict when that pressure kind of rolls off at this point?

<<Romil Bahl, President and Chief Executive Officer>>

Yeah. So look, so the first thing I’ll say is, we are a very North America heavy business, right? Very global, I can connect you in 190 countries, but it just so happens that because of the way that acquisitions came together, et cetera, support to be created, we are a North America heavy business. So we’re taking our medicine of these sunsets earlier. The rest of the world is going to take these over the next few years. We’re already taking it. So that’s actually good news, because we’re almost to it. The 2G, 3G sunsets are basically that I mean AT&T sticks with its 3G deadline February 2022 – 2/22/22, Verizon’s done, T-Mobile is done at the end of 2022, et cetera. So we’ve been facing the headwinds from the ARPU pressures of activating in LTD land as I like to call it, long-term evolution, right.

The 4G being the first generation, 5G being the next generation, we expect ARPU to be more stable in LTE land, but there has been a significant shift from going from 2G and 3G, where ARPU’s were much higher and we’ve absorbed all of that. So when we say we’re growing 10% in the first part of this year, we absorb all the one-time customer churn that happened back in 2014, 2015, 2016. We absorbed all of the ARPU issues that we’re talking about because of the sunsets and still delivered 10%. When this is done in two years, I think, we are being saying it, you should start to get a feel for what that means for the company’s growth prospects.

<<Lance Vitanza, Analyst, Cowen and Company>>

Great. And then maybe just to finish this question appears to be from someone who’s you’re your public slides. It’s about the $900 million revenue goal versus the 414 plan in the – that are in the SEC documents. What are the drivers that get you from 414 to 900? How much of that is, are you just thinking is the variable, how quickly the underlying market grows and adoption, or is it market share or is it M&A et cetera?

<<Romil Bahl, President and Chief Executive Officer>>

Yeah. So first of all, I’d say that the 414 is premised on primarily two growth drivers, okay. One is what I’ve already talked about. Our customer volumes are growing at 20% or more, our Top 25 customers that’s growing at 26%. So our largest customers are sort of leading from the front. And now, again, we have to wait for ARPU’s to stabilize before all of that turns into revenue growth. We understand that the volume growth is there, so that’s one factor. And the second factor is cross selling our existing business. We have 3,600 customers, less than 200 of them bought multiple services from us last year. So you just tell yourself, hey, if I could get that number to 300 this year and 500 next year and so on, right, and when you add solutions business, it tends to add-up much faster than connectivity routers add up.

And so that’s why the mix is shifting and we see that happening. So those are the two predominant drivers of growth in the 414. There’s very little new customer revenue, and there’s no assumption of market share increase, okay, that’s 414. When you start to add some of those things, more new business some market share increase at our pre-configured solutions that we’re investing in now, add the future of analytics and AI IoT, which is the next phase of our confirmation. We think the organic growth number can be closer to 700. We add another 200 million or 300 million of M&A on there, that’s how you get to the upside case.

<<Lance Vitanza, Analyst, Cowen and Company>>

Great. Thanks guys. We’re going to have to leave it here for now, but I very much appreciate your time and I very much look forward to staying rest of your progress.

<<Romil Bahl, President and Chief Executive Officer>>

Thanks so much, Lance. That was fun.

<<Lance Vitanza, Analyst, Cowen and Company>>

Take care.

Important Information and Where to Find It

This communication references the proposed merger transaction announced previously involving CTAC and KORE. CTAC and King Pubco, Inc. (“Pubco”) filed a registration statement on Form S-4 with the SEC, which includes a proxy statement of CTAC and a prospectus of Pubco, and CTAC will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the stockholders of CTAC, seeking required stockholder approval. Before making any voting or investment decision, investors and security holders of CTAC are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by CTAC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by CTAC with the SEC may be obtained free of charge from CTAC’s website at www.cerberusacquisition.com or upon written request to Cerberus Telecom Acquisition Corp., 875 Third Avenue, New York, NY 10022.

This communication, similar to the previous announcement, does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

CTAC, KORE and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CTAC, in favor of the approval of the merger. Information regarding CTAC’s and KORE’s directors and executive officers and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described above.

Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations. These statements are based on various assumptions and on the current expectations of CTAC or KORE’s management. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor or other person as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CTAC and/or KORE. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the potential effects of COVID-19; risks related to the rollout of KORE’s business and the timing of expected business milestones; changes in the assumptions underlying KORE’s expectations regarding its future business; the effects of competition on KORE’s future business; and the outcome of judicial proceedings to which KORE is, or may become a party. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that KORE presently does not know or that KORE currently believes are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect KORE’s expectations, plans or forecasts of future events and views as of the date of this communication. KORE and CTAC anticipate that subsequent events and developments will cause these assessments to change. However, while KORE and/or CTAC may elect to update these forward-looking statements at some point in the future, each of KORE and CTAC specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing KORE’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.